FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

3rd Quarter 2010

• During 2011, as has been TELMEX’s practice for the last 20 years, we will continue to reduce prices of our services along with transferring the benefits to our customers. These improvements reflect our large investments, training and higher productivity and technological advances carried out in the last two decades. With this, we reiterate our commitment to our customers and our country to offer the most advanced and complete telecommunications services with the best conditions in the market .

• At TELMEX we remain committed to advancing technological innovation, the digital culture, and information and communication technologies. We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, Infinitum increased from 67,000 services in December 2002, representing market share of 28.8% (Bank of America/Merrill Lynch Global Wireline Matrix, 2010), to 7.2 million broadband accesses at the end of September 2010, or more than two-thirds of broadband services nationwide, an annual increase of 82.9%. This expansion has made a significant contribution to making Mexico one of the four countries among the OECD members with the highest growth rates (OECD- Broadband Portal). In this manner, infinitum has come to be recognized as the best connection for the quality, continuity, speed and prices of our services. In the last 12 months we have added 871,000 services, including 220,000 in the third quarter.

• At September 30, we had 15 million 622 thousand billed lines in service, 1.7 million fewer than September 2009 and 122,000 less than in the second quarter of 2010. Including cellular telephony services and other fixed line operators, TELMEX had market shares of 14.6% in the overall telecommunications market and 78.7% in fixed telephony.

• The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 48 months ago. TELMEX has already met the requirements, but even so, to date the authorities have not issued the corresponding favorable resolution that allows us to offer TV services. This situation is delaying development of the information society in the country and avoiding opportunities for consumers to enjoy the benefits of convergence and to have a better and bigger offering of services at competitive prices. In spite of this, TELMEX continues to make the necessary investments to keep us at the forefront of technological development, with the most reliable, efficient and state-of-the-art technology network available in the market.

• 2010 - The Year of Technological Innovation - has achieved the following results:

– I nformation Technologies: The Instituto Tecnológico de TELMEX en Tecnologías de la Información (Inttelmex IT) to date has trained, at no cost including a masters program, more than 950 IT professionals to innovate and produce solutions that support the competitiveness of companies and domestic institutions.

– Education and Digital Culture: At the end of the third quarter, we had 3,000 Bibliotecas and Aulas Digitales TELMEX in operation (TELMEX Digital Libraries and Computer Class Rooms) nationwide.

– Connectivity in the Country: We have more than 2,500 WiFi Móvil en infinitum sites in the major airports, shopping malls, public parks and educational facilities nationwide.

• In the third quarter of 2010, total revenues were 28.6 billion pesos, a decrease of 3.2% compared with the same quarter of 2009.

• From July to September, EBITDA (1) totaled 11.5 billion pesos, producing a margin of 40.2%. Operating income totaled 7.2 billion pesos, with a margin of 25.1%.

• Net incom e in the third quarter totaled 3.7 billion pesos. In the quarter, earnings per share were 21 Mexican cents, 19.2% lower than the same period of last year, and earnings per ADR (2) were 33 US cents, a decrease of 15.4% compared with the third quarter of 2009.

• At September 30, 2010, total debt was the equivalent of 6.503 billion dollars. Total net debt (3) was equivalent to 5.539 billion dollars, 945 million dollars less than September 30, 2009.

• Capital expenditures (Capex) were the equivalent of 188.7 million dollars i n the third quarter. Of this investment, 74.5% was used for growth and infrastructure projects in the data business. For the nine months, capex totaled 515.8 million dollars.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At September 30, we had 15 million 622 thousand billed lines in service, 1.7 million fewer than September 2009 and 122,000 less than in the second quarter of 2010. Including cellular telephony services and other fixed line operators, TELMEX had market shares of 14.6% in the overall telecommunications market and 78.7% in fixed telephony.

During the third quarter, local calls decreased 8.2% compared with the same period of 2009, totaling 4.894 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators.

Long distance

From July to September, domestic long distance (DLD) traffic decreased 7.5% compared with the same quarter of 2009, totaling 4.656 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 15.8% compared with the third quarter of 2009, totaling 376 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 13.2% compared with the third quarter of 2009, totaling 1.774 billion minutes. The incoming-outgoing ratio was 4.7 times .

Interconnection

In the third quarter, interconnection traffic totaled 10.819 billion minutes, 2.9% lower than the same quarter of 2009, due to the 2.4% decrease in interconnection traffic with other local and long distance operators and the 1.7% decrease in traffic related to calling party pays services.

Internet access

At TELMEX we remain committed to advancing technological innovation, the digital culture, and information and communication technologies. We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, infinitum increased from 67,000 services in December 2002, representing market share of 28.8% (Bank of America/Merrill Lynch Global Wireline Matrix, 2010), to 7.2 million broadband accesses at the end of September 2010, or more than two-thirds of broadband services nationwide. This expansion has made a significant contribution to making Mexico one of the four countries among the OECD members with the highest growth rates (OECD- Broadband Portal). infinitum has come to be recognized as the best connection for the quality, continuity, speed and prices of our services. In the last 12 months we have added 871,000 services, including 220,000 in the third quarter.

This growth has been supported by the sales of more than 2.7 million computers since 1999 and by the promotion of our telecommunications service packages, which offer discounts of up to 44% for broadband Internet access and several voice services.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the third quarter, revenues totaled 28.602 billion pesos, a decrease of 3.2% compared with the same period of the previous year. Revenues related to data services increased 12.0%, and local, long distance and interconnection revenues decreased 9.0%, 11.7% and 8.8%, respectively.

  Local: Local service revenues totaled 10.243 billion pesos in the quarter, a decrease of 9.0% compared with the third quarter of 2009, due to decreases of 7.9% in revenue per local billed call and 8.2% in local traffic volume.

  DLD: DLD revenues totaled 3.073 billion pesos, 13.9% lower than the third quarter of 2009, due to the 7.5% decrease in traffic and the 6.9% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.454 billion pesos in the third quarter, a decrease of 6.6% compared with the same quarter of the previous year. Contributing factors included the 15.8% increase in outgoing traffic and the 27.2% decrease in average revenue per minute due to the integration of ILD minutes in some packages with infinitum . Incoming international long distance traffic revenues totaled 620 million pesos, an increase of 9.4% compared with the third quarter of the previous year, due to the increase of 13.2% in incoming traffic and to the decrease of 3.4% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 8.8% to 3.831 billion pesos compared with the third quarter of 2009, due to the 1.7% decline in calling party pays services and the decrease of 5.9% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services and services related to corporate customers’ Virtual Private Networks. Revenues from data services in the third quarter were 8.429 billion pesos, 12.0% higher compared with the same quarter of 2009 due to the increase of 12.8% in Internet access services and the integration of value-added services in our portfolio of products and services for the corporate market.

Costs and expenses: In the third quarter of 2010, total costs and expenses were 21.432 billion pesos, 1.7% higher than the same period of the previous year, mainly due to higher costs of equipment and services for customer sales and computer sales in Tiendas TELMEX (TELMEX Stores) and lower interconnection costs resulting from the decrease of 8.4% in the amount paid to cellular telephony operators for calling party pays services .

  Co st of sales and services: In the third quarter, cost of sales and services increased 5.4% compared with the same period of 2009, totaling 8.788 billion pesos, due to higher costs related to products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from July to September 2010, commercial, administrative and general expenses totaled 5.630 billion pesos, 6.0% higher than the same period a year ago, mainly due to higher maintenance expenses.

  Interconnection: Interconnection costs were 2.690 billion pesos, a decrease of 8.4% compared with the third quarter of 2009 due to the 8.4% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 1.7% in calling party pays traffic.

  Depreciation and amo rtization: In the quarter, depreciation and amortization decreased 3.5% compared with the same quarter of 2009, to 4.324 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and o perating income : EBITDA (1) totaled 11.494 billion pesos in the third quarter of 2010, a decrease of 11.3% compared with the same period of the prior year. The EBITDA margin was 40.2%. Operating income totaled 7.170 billion pesos in the third quarter and the operating margin was 25.1%.

Financing cost: In the third quarter, financing co st produced a charge of 1.498 billion pesos. This was a result of: i) a net interest charge of 1.520 billion pesos, 23.5% higher than the July – September period of 2009 which included recognition of the market value of interest rate swaps, in part offset by debt reduction, and ii) a net exchange gain of 22 million pesos due to the third-quarter exchange rate appreciation of 0.1556 pesos per dollar and the 3.875 billion dollars in dollar-peso hedges in effect at the end of September 2010.

Net income: In the third quarter, net income was 3.762 billion pesos, 21.5% lower than the same period of the previous year. Earnings per share were 21 Mexican cents, 19.2% lower than the third quarter of 2009, and earnings per ADR (2) were 33 US cents, a decrease of 15.4% compared with the same period of the previous year.

Investments: In the third quarter , capital expenditures (Capex) were the equivalent of 188.7 million dollars, of which 74.5% was used for growth and infrastructure projects in the data business. For the nine months, investments totaled 515.8 million dollars.

Debt: Total debt at September 30, 2010, was the equivalent of 6.503 billion dollars, of which 92.9% is long-term, 46.3% has fixed rates considering interest rate swaps, and 62.5% is in foreign currency, equivalent to 4.067 billion dollars. To minimize risks from variations in the exchange rate, at September 30, 2010, we had dollar-peso hedges for 3.875 billion dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 945 million dollars, bringing the total to 5.539 billion dollars.

Relevant Figures
( In millions of Mexican pesos, unless otherwise indicated)
					%					%
		3Q2010		3Q2009	Inc.		9 months 2010		9 months 2009	Inc.

Revenues	P.	28,602	P.	29,544	(3.2)	P.	85,605	P.	89,353	(4.2)
EBITDA (1)		11,494		12,958	(11.3)		34,855		40,071	(13.0)
EBITDA margin (%)		40.2		43.9	(3.7)		40.7		44.8	(4.1)
Operating income		7,170		8,478	(15.4)		21,740		26,589	(18.2)
Operating margin (%)		25.1		28.7	(3.6)		25.4		29.8	(4.4)
Net income attributable to controlling interest		3,762		4,791	(21.5)		11,996		15,474	(22.5)
Earnings per share (pesos)		0.21		0.26	(19.2)		0.66		0.84	(21.4)
Earnings per ADR (dollars) (2)		0.33		0.39	(15.4)		1.04		1.22	(14.8)
Weighted average of outstanding shares (millions)		18,191		18,435	(1.3)		18,191		18,435	(1.3)
Equivalent ADR (millions) (2)		910		922	(1.3)		910		922	(1.3)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2010		3Q2009	Inc.		9 months 20 10		9 months 2009	Inc.
Revenues
Local	P.	10,243	P.	11,250	(9.0)	P.	30,995	P.	34,228	(9.4)
Domestic long distance		3,073		3,568	(13.9)		9,276		10,845	(14.5)
International long distance		1,454		1,556	(6.6)		4,287		5,226	(18.0)
Interconnection		3,831		4,201	(8.8)		11,400		12,599	(9.5)
Data		8,429		7,529	12.0		24,715		22,002	12.3
Other		1,572		1,440	9.2		4,932		4,453	10.8
Total		28,602		29,544	(3.2)		85,605		89,353	(4.2)

Costs and Expenses
Cost of sales and services		8,788		8,337	5.4		26,193		24,869	5.3
Commercial, administrative and general		5,630		5,312	6.0		16,587		15,500	7.0
Interconnection		2,690		2,937	(8.4)		7,970		8,913	(10.6)
Depreciation and amortization		4,324		4,480	(3.5)		13,115		13,482	(2.7)
Total		21,432		21,066	1.7		63,865		62,764	1.8

Operating income		7,170		8,478	(15.4)		21,740		26,589	(18.2)
Other expenses, net		27		355	(92.4)		199		1,213	(83.6)
Financing cost
Interest, net		1,520		1,231	23.5		4,317		4,135	4.4
Exchange (gain) loss, net		(22)		58	NA		(408)		(1,041)	(60.8)

Total		1,498		1,289	16.2		3,909		3,094	26.3

Equity interest in net income of affiliates		74		83	(10.8)		149		163	(8.6)

Income before income tax		5,719		6,917	(17.3)		17,781		22,445	(20.8)

Income tax		1,978		2,126	(7.0)		5,805		6,970	(16.7)

Net income		3,741		4,791	(21.9)		11,976		15,475	(22.6)

Noncontrolling interest		21		0	NA		20		(1)	NA

Net income attributable to controlling interest	P.	3,762	P.	4,791	(21.5)	P.	11,996	P.	15,474	(22.5)

EBITDA (1)	P.	11,494	P.	12,958	(11.3)	P.	34,855	P.	40,071	(13.0)
EBITDA margin (%)		40.2		43.9	(3.7)		40.7		44.8	(4.1)
Operating margin (%)		25.1		28.7	(3.6)		25.4		29.8	(4.4)

Exchange rate at September 30, 2010: 12.5011 pesos per dollar.
NA not applicable.

Balance Sheets
[ In millions of Mexican pesos ]
		September 30, 2010		September 30,2009
Assets
Cash and cash equivalents	P.	12,049	P.	7,827
Other current assets		36,238		41,736
Plant, property and equipment, net		97,964		107,217
Other assets		6,256		6,017
Net projected asset		15,613		17,301
Total assets	P.	168,120	P.	180,098

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	5,789	P.	23,346
Other current liabilities		24,171		20,606
Long-term debt		75,500		72,039
Labor obligations		3,625		4,389
Deferred taxes		14,399		15,417
Deferred credits		632		361
Total liabilities		124,116		136,158
Stockholders' equity
Controlling interest		43,702		43,898
Noncontrolling interest		302		42
Total stockholders’ equity		44,004		43,940
Total liabilities and stockholders’ equity	P.	168,120	P.	180,098

Exchange rate at September 30, 2010: 12.5011 pesos per dollar.

Operating Results
						% Inc. vs.
	3Q 2010	2Q 2010	1Q 2010	4Q 2009	3Q 2009	3Q 2009
Internet (thousands)	7,272	7,059	6,883	6,651	6,446	12.8
Prodigy (Dial-up)	98	105	112	127	143	(31.2)
Infinitum (ADSL)	7,174	6,954	6,771	6,524	6,303	13.8

Billed lines (thousand units)	15,622	15,744	15,811	15,882	17,346 *	(9.9)

Local traffic (million units)
Local calls	4,894	4,871	4,821	5,000	5,333	(8.2)
Interconnection minutes (A) (B)	10,819	11,040	10,596	10,678	11,137	(2.9)

Long distance traffic (million minutes)
Domestic long distance (A)	4,656	4,708	4,482	4,810	5,033	(7.5)
International long distance
(incoming and outgoing) (B)	2,150	2,147	2,206	2,067	1,891	13.7
(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.
(*) Includes lines with at least 2 months behind on bill payments which at the third quarter 2009 totaled 1.5 million lines.

Statement of cash flows
[ In millions of Mexican pesos )
		Nine months ended September 30, 2010
Operating activities
Income before income tax:	P.	17,781
Depreciation and amortization		13,115
Accrued interest expense		4,721
Other items not requiring the use of cash		4,613
Total		40,230

Cash flows used in operating activities		(7,356)
Net cash flows provided by operating activities		32,874

Investing activities
Acquisition of plant, property and equipment		(6,557)
Other investments		(432)
Net cash flows used in investing activities		(6,989)

Cash surplus to be applied to financing activities		25,885

Financing activities
New loans		1,546
Repayment of loans		(20,902)
Acquisition of own shares		(11)
Dividends paid		(6,504)
Interest paid		(2,914)
Derivative financial instruments		569
Net cash flows used in financing activities		(28,216)

Net decrease in cash and cash equivalents		(2,331)
Cash and cash equivalents at beginning of period		14,380
Cash and cash equivalents at end of period	P.	12,049

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the third quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2010		3Q2009	Inc.		9 months 10		9 months 09	Inc.
Revenues
Access, rent and measured service	P.	10,168	P.	11,144	(8.8)	P.	30,757	P.	33,917	(9.3)
LADA interconnection		1,213		1,289	(5.9)		3,568		3,910	(8.7)
Interconnection with operators		363		440	(17.5)		1,151		1,377	(16.4)
Interconnection with cellular operators		2,595		2,827	(8.2)		7,596		8,436	(10.0)
Other		3,696		3,660	1.0		11,444		11,046	3.6
Total		18,035		19,360	(6.8)		54,516		58,686	(7.1)

Costs and expenses
Cost of sales and services		5,997		5,855	2.4		18,107		17,953	0.9
Commercial, administrative and general		4,314		4,648	(7.2)		13,264		13,547	(2.1)
Interconnection		1,649		1,835	(10.1)		4,881		5,518	(11.5)
Depreciation and amortization		2,296		2,447	(6.2)		7,024		7,406	(5.2)
Total		14,256		14,785	(3.6)		43,276		44,424	(2.6)

Operating income	P.	3,779	P.	4,575	(17.4)	P.	11,240	P.	14,262	(21.2)

EBITDA (1)	P.	6,075	P.	7,022	(13.5)	P.	18,264	P.	21,668	(15.7)

EBITDA margin (%)		33.7		36.3	(2.6)		33.5		36.9	(3.4)
Operating margin (%)		21.0		23.6	(2.6)		20.6		24.3	(3.7)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2010		3Q2009	Inc.		9 months 10		9 months 09	Inc.
Revenues
Domestic long distance	P.	3,673	P.	4,096	(10.3)	P.	11,014	P.	12,435	(11.4)
International long distance		1,354		1,494	(9.4)		4,138		4,887	(15.3)
Total		5,027		5,590	(10.1)		15,152		17,322	(12.5)

Costs and expenses
Cost of sales and services		1,111		1,168	(4.9)		3,380		3,908	(13.5)
Commercial, administrative and general		1,251		1,541	(18.8)		3,774		4,199	(10.1)
Interconnection to the local network		1,831		1,858	(1.5)		5,436		5,681	(4.3)
Depreciation and amortization		418		430	(2.8)		1,277		1,357	(5.9)
Total		4,611		4,997	(7.7)		13,867		15,145	(8.4)

Operating income	P.	416	P.	593	(29.8)	P.	1,285	P.	2,177	(41.0)

EBITDA (1)	P.	834	P.	1,023	(18.5)	P.	2,562	P.	3,534	(27.5)
EBITDA margin (%)		16.6		18.3	(1.7)		16.9		20.4	(3.5)
Operating margin (%)		8.3		10.6	(2.3)		8.5		12.6	(4.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - THIRD QUARTER 2010 – HIGHLIGHTS